Thacher Proffitt & Wood LLP 1700 Pennsylvania Avenue, N.W. Suite 800 Washington, DC 20006 (202) 347-8400 Fax: (202) 626-1930 www.tpw.com

February 2, 2007

VIA EDGAR AND HAND DELIVERY

Mr. Todd Schiffman

Assistant Director

Financial Services Group

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CMS Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 19, 2007
(File No. 333-139176)

Dear Mr. Schiffman:

We are writing on behalf of our client, CMS Bancorp, Inc. (the “Company”), in response to the letter dated January 29, 2007 from the staff of the Securities and Exchange Commission transmitting their comments to Amendment No. 1 to the Registration Statement on Form SB-2 filed by the Company on January 19, 2007. Your specific requests for information are set forth verbatim below, followed by the Company’s response.

Summary

Our Business Strategy, page 7

1.	We note the added disclosure in response to comment 4. Please clarify in the last paragraph that you are giving no assurances that the new management team will succeed at the specified improvements.

The following sentence has been added at the end of the section titled “Summary – Our Business Strategy” on page 7 of the prospectus, and at the end of the sixth full paragraph on page 54 of the prospectus: “We cannot give any assurances that Community Mutual’s new management team will succeed in achieving these goals.”

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission February 2, 2007	Page 2 ..

Prior Comment 5

2.	Please disclose the registrant’s website address in the summary section on page 6.

The following sentence has been added to the end of the section titled “Summary – The Companies” on page 6 of the prospectus: “In addition, Community Mutual is constructing a website at www.cmsbk.com, where customers may, in the future, access information relating to their accounts.”

How We Determined The Offering Range And The $10 Price Per Share, page 10 Prior Comment 6

3.	We have reviewed the added disclosure and restate the comment to expand the disclosure of the valuation to be more specific and substantive and to clarify the aspects of your financial condition and results of operations that FinPro considered most notable in determining the value of CMS Bancorp. For example, the new bullet points of the factors considered are quite general and could be expanded and made more meaningful with specifics; such as: quantifying the projected operating results and financial condition; specifying the economic and demographic conditions that impacted the valuation; specifying the “certain historical, financial and other information” considered; the results of the comparative evaluation; and quantifying the pro forma impact on shareholders’ equity. Please revise.

The following text has been inserted after the first full paragraph under “Summary – How We Determined The Offering Range And The $10.00 Price Per Share” on page 9 of the prospectus:

“The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The appraisal considered the pro forma impact of the offering. Consistent with Office of Thrift Supervision appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies, subject to valuation adjustments applied by FinPro, Inc. to account for differences between CMS Bancorp and the peer group. FinPro, Inc. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. See “Pro Forma Data.”

The independent valuation was prepared by FinPro, Inc. in reliance upon the information contained in this prospectus, including the consolidated financial statements. FinPro, Inc. also considered factors such as the operating and financial characteristics of Community Mutual compared to those of publicly-traded savings institutions that FinPro, Inc. deemed comparable to Community Mutual and CMS Bancorp; Community Mutual’s regulatory history; the aggregate size of the offering of the common stock; the economic and demographic conditions in Community Mutual’s existing market area; CMS Bancorp’s potential to pay dividends; and the trading market for securities of comparable publicly-traded institutions and the general market conditions for such securities.

Included in FinPro, Inc.’s report were certain assumptions as to the pro forma earnings of CMS Bancorp after the offering that were utilized in determining the appraised value. At the mid-point valuation, the pro-forma earnings were estimated at $155,000 (or $0.11 per share) compared with the historical earnings of $52,000. The equity increased from $8.3 million at September 30, 2006 to $19.9 million ($12.78 per share) on a pro-forma basis at the midpoint. See “Pro Forma Data” for more discussion of FinPro, Inc.’s assumptions.

In arriving at the estimated valuation range, FinPro, Inc. considered that CMS Bancorp would be priced at a 280.4% premium on a pro forma earnings per share basis and at a 27.1%

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission February 2, 2007	Page 3 ..

discount on a tangible book value relative to the peer group at the midpoint of the valuation range. The discounted price-to-tangible book value reflects adjustments made to the pro forma market value of CMS Bancorp based on a comparison of certain criteria relative to the peer group. Specifically, CMS Bancorp’s significantly lower profitability compared to its peer group resulted in a strong downward adjustment, offset in part by moderate upward adjustments based on CMS Bancorp’s asset quality, as measured by its level of non-performing assets; recent deposit and loan growth; and CMS Bancorp’s stronger market area, all as compared to CMS Bancorp’s peer group.”

The following text has been inserted on page 98 of the prospectus:

“The independent valuation was prepared by FinPro, Inc. in reliance upon the information contained in this prospectus, including the consolidated financial statements. FinPro, Inc. also considered factors such as the operating and financial characteristics of Community Mutual compared to those of publicly-traded savings institutions that FinPro, Inc. deemed comparable to Community Mutual and CMS Bancorp; Community Mutual’s regulatory history; the aggregate size of the offering of the common stock; the economic and demographic conditions in Community Mutual’s existing market area; CMS Bancorp’s proposed dividend policy; and the trading market for securities of comparable publicly-traded institutions and the general market conditions for such securities.

Included in FinPro, Inc.’s report were certain assumptions as to the pro forma earnings of CMS Bancorp after the offering that were utilized in determining the appraised value. These assumptions included estimated expenses, the employee stock ownership plan’s purchase of up to 8.0% of the shares in the offering, an assumed after-tax rate of return on the net offering, and post-offering purchases in the open market of 4.0% of the common stock issued in the offering by the management recognition plan at $10.00 per share. At the mid-point valuation, the pro-forma earnings were estimated at $155,000 (or $0.11 per share) compared with the historical earnings of $52,000. The equity increased from $8.3 million at September 30, 2006 to $19.9 million ($12.78 per share) on a pro-forma basis at the midpoint. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

In arriving at the estimated valuation range, FinPro, Inc. considered that CMS Bancorp would be priced at a 280.4% premium on a pro forma earnings per share basis and at a 27.1% discount on a tangible book value relative to the peer group at the midpoint of the valuation range. The discounted price-to-tangible book value reflects adjustments made to the pro forma market value of CMS Bancorp based on a comparison of certain criteria relative to the peer group. Specifically, CMS Bancorp’s significantly lower profitability compared to its peer group resulted in a strong downward adjustment, offset in part by moderate upward adjustments based on CMS Bancorp’s asset quality, as measured by its level of non-performing assets; recent deposit and loan growth; and CMS Bancorp’s stronger market area, all as compared to CMS Bancorp’s peer group.”

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission February 2, 2007	Page 4 ..

Risk Factors

Changes in interest rates could adversely affect our results of operations…, page 19

4.	Each separate risk should be disclosed under a separate, descriptive subheading. Please place the newly added third paragraph under a separate subheading that references the risk that your net interest income and profitability have declined and will continue to decline with the flattening of the yield curve.

The paragraph that was formerly the third paragraph of the first risk factor has been revised to read as follows:

“Our net interest income and profitability have declined and may continue to decline with the flattening of the yield curve. Over the past year, the Federal Reserve Board has increased interest rates, the yield curve has flattened, in that long-term interest rates (which we use as a guide to price our longer-term loans) have not moved in tandem with short-term rates (which we use a guide to price our deposits). Under ordinary conditions, the yield curve has a positive slope, indicating that long-term instruments pay higher yields than do short-term instruments, and that borrowers are willing to pay a premium for long-term funds. A flat yield curve, on the other hand, generally indicates uncertainty about the direction in which interest rates are moving. As result of the flattening of the yield curve, our net interest income and profitability may continue to decline.”

Transactions with Related Persons, page 89

Prior Comment 17

5.	We note the new responsive disclosure and restate the comment in part. Please state, if such is the case, that the loans to management and immediate family: were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. The statement must compare management’s loan terms to other persons, not “non-management employees.” If this disclosure cannot be made, include appropriate alternative disclosure.

The second sentence on page 93 of the prospectus has been revised to read as follows: “Loans to employees are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with non-employee borrowers.”

Mr. Todd Schiffman Assistant Director Financial Services Group U.S. Securities and Exchange Commission February 2, 2007	Page 5 ..

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Should you have any questions, please do not hesitate to call the undersigned or Samantha M. Kirby at (202) 347-8400.

Very truly yours,

/s/ V. Gerard Comizio

V. Gerard Comizio

cc:	David Irving, Securities and Exchange Commission
Hugh West, Securities and Exchange Commission
Jessica Livingston, Securities and Exchange Commission